UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Akumin Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

01021F109

(CUSIP Number)

Thaihot Investment Co., Ltd

c/o Li YE

Tel: +86 059187661253

Email: lijinpeng@tahoecn.com

P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road

Grand Cayman, KYI -1205

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01021F109

1.	Names of Reporting Person: Thaihot Investment Co., Ltd I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	7	Sole Voting Power: 14,223,570 (1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 14,223,570 (1)
	10	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,223,570 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.7% (2)
14.	Type of Reporting Person (See Instructions): CO

(1)	This amount includes 14,223,570 shares of Common Stock, par value $0.01 per share (the “Common Stock”) of the Issuer, held directly by Thaihot Investment Co., Ltd. See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description of the Reporting Persons’ shareholding structure, which determines their respective voting power.

(2)	Calculated by dividing item 11 by 90,498,491 shares of Common Stock, issued and outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 (the “Recent 10-Q”) filed on May 10, 2023 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 01021F109

1.	Names of Reporting Person: Tahoe Healthcare Management Limited I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	7	Sole Voting Power: 14,223,570 (1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 14,223,570 (1)
	10	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,223,570 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.7% (2)
14.	Type of Reporting Person (See Instructions): CO

(1)	This amount includes 14,223,570 shares of Common Stock of the Issuer, held directly by Thaihot Investment Co., Ltd. See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description of the Reporting Persons’ shareholding structure, which determines their respective voting and dispositive power.

(2)	Calculated by dividing item 11 by 90,498,491 shares of Common Stock, issued and outstanding as of May 8, 2023, as reported in the Issuer’s Recent 10-Q filed on May 10, 2023 with the SEC.

CUSIP No. 01021F109

1.	Names of Reporting Person: Galaxy Wealth Investment Limited I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	7	Sole Voting Power: 14,223,570 (1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 14,223,570 (1)
	10	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,223,570 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.7% (2)
14.	Type of Reporting Person (See Instructions): CO

(1)	This amount includes 14,223,570 shares of Common Stock of the Issuer, held directly by Thaihot Investment Co., Ltd. See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description of the Reporting Persons’ shareholding structure, which determines their respective voting and dispositive power.

(2)	Calculated by dividing item 11 by 90,498,491 shares of Common Stock, issued and outstanding as of May 8, 2023, as reported in the Issuer’s Recent 10-Q filed on May 10, 2023 with the SEC.

CUSIP No. 01021F109

1.	Names of Reporting Person: Qisen Huang I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7	Sole Voting Power: 14,223,570 (1)
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 14,223,570 (1)
	10	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,223,570 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.7% (2)
14.	Type of Reporting Person (See Instructions): IN

(1)	This amount includes 14,223,570 shares of Common Stock of the Issuer, held directly by Thaihot Investment Co., Ltd. See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description of the Reporting Persons’ shareholding structure, which determines their respective voting and dispositive power.

(2)	Calculated by dividing item 11 by 90,498,491 shares of Common Stock, issued and outstanding as of May 8, 2023, as reported in the Issuer’s Recent 10-Q filed on May 10, 2023 with the SEC.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D is being filed to report the beneficial ownership of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Akumin Inc., a corporation incorporated in Ontario, Canada (the “Issuer”).

The Issuer’s principal executive offices are located at 8300 W. Sunrise Boulevard, Plantation, Florida 33322.

The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto and incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c), (f)

This Schedule 13D is filed jointly by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Thaihot Investment Co., Ltd (“Thaihot”), a Cayman Islands company limited by shares

a.	Residence or business address: P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KYI -1205, Cayman Islands

b.	Principle business: Investment company which holds securities in portfolio companies

2.	Tahoe Healthcare Management Limited (“Tahoe”), a Cayman Islands company limited by shares

a.	Residence or business address: 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands

b.	Principle business: Investment company which holds securities in portfolio companies

3.	Galaxy Wealth Investment Limited (“Galaxy”), a British Virgin Islands company limited by shares

a.	Residence or business address: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

b.	Principle business: Investment company which holds securities in portfolio companies

4.	Qisen Huang, a Chinese citizen

a.	Residence or business address: Unit 1001, Block 25, Tianyuan Garden, No. 38 Tianquan Road, Gulou District, Fuzhou City, Fujian Province, China

Explanatory Note Regarding the Relationships of the Reporting Persons

The shareholding structure among the Reporting Persons is as follows: (i) Tahoe is the sole shareholder and beneficial owner of all the equity interests in Thaihot. (ii) Galaxy is the 95% beneficial owner of the equity interests in Tahoe. Qisen Huang is the sole shareholder and beneficial owner of all the equity interests in Galaxy.

(d)-(e)

Except as set forth below, during the last five years, none of the Reporting Persons or individuals named in this Item 2 has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On October 22, 2020, the China Securities Regulatory Commission, Fujian Division (“CSRC Fujian”), issued a Decision on Issuing Warning Letters (the “CSRC October Letter”) to Qisen Huang, certain other related individual, and an entity listed on Shenzhen Stock Exchange (“SZSE”) of which Qisen Huang serves as Chairman of the Board (the “Affiliate Entity”), for (i) failure to timely file the Affiliated Entity’s Estimated Performance for the year of 2019 required for Chinese public companies, and (ii) major discrepancies in the Estimated Performance and audited net profit reported in the Affiliate Entity’s Annual Report, which, according to the CSRC October Letter, violated certain provisions of the Measures for the Administration of Information Disclosure of Listed Companies promulgated by the China Securities Regulatory Commission (the “Listed Co Measures”).

On January 11, 2022, CSRC Fujian issued a Decision on Issuing Warning Letters (the “CSRC January Letter”) to Qisen Huang and the Affiliate Entity, for (i) failure to timely disclose certain material events of the Affiliate Entity that require disclosure, including the termination of a corporation project which resulted in loss, and events of capital reduction, and (ii) failure to provide sufficient basis for public announcement of value of lands owned by the Affiliate Entity, and failure to first release such information in designated media, which, according to the CSRC January Letter, violated certain provisions of the Listed Co Measures.

On May 19, 2022, CSRC Fujian issued a Decision on Issuing Warning Letters (the “CSRC May Letter”) to Qisen Huang, certain other related individual, and the Affiliate Entity for major discrepancies in the Affiliate Entity’s Estimated Performance and audited financial records in the Affiliate Entity’s Annual Report for the year of 2021, which are filings required for Chinese public companies, and failure to timely amend the number in the Affiliate Entity’s Estimated Performance, which, according to the CSRC May Letter, violated certain provisions of the Listed Co Measures.

On September 4, 2020, SZSE issued a Decision to Give Public Criticism (the “SZSE September Decision”) to Qisen Huang, certain other related individual, and the Affiliate Entity for (i) failure to timely file the Affiliate Entity’s Estimated Performance for the year of 2019 required for Chinese public companies, and (ii) major discrepancies in the Estimated Performance and audited net profit reported in the Affiliate Entity’s Annual Report, which, accordingly to the SZSE September Decision, violated certain provisions of the Rules Governing the Listing of Stocks on Shenzhen Stock Exchange (November 2018 Amendment).

On November 1, 2021, SZSE issued a Decision to Give Public Criticism (the “SZSE November Decision”) to Qisen Huang and the Affiliate Entity for failure to timely disclose certain material events of the Affiliate Entity that require disclosure, including the termination of a corporation project of the Affiliate Entity which resulted in loss, and events of capital reduction of the Affiliate Entity, which, according to the SZSE November Decision, violated certain provisions of the Rules Governing the Listing of Stocks on Shenzhen Stock Exchange (2020 Amendment).

On December 28, 2017, SZSE Corporate Governance Division issued a Regulatory Letter to Qisen Huang to give notice, among other things, that Qisen Huang violated the Rules Governing the Listing of Stocks on Shenzhen Stock Exchange (2014 Amendment) for disclosure of material nonpublic information about the Affiliate Entity.

On December 4, 2020, SZSE Corporate Governance Division issued a Regulatory Letter to Tahihot to give notice, among other things, that Thaihot violated the Rules Governing the Listing of Stocks on Shenzhen Stock Exchange (November 2018 Amendment), Guidelines of the Shenzhen Stock Exchange Standardized Operation for Listed Companies (2020 Amendment), and Detailed Implementing Rules of the Shanghai Stock Exchange for Shareholding Reduction by Shareholders, Directors, Supervisors and Senior Executives of Listed Companies for failure to timely disclose Thaihot’s material capital reduction in the Affiliate Entity

On March 25, 2021, SZSE Corporate Governance Division issued a Regulatory Letter to Qisen Huang and the Affiliate Entity to give notice, among other things, that Qisen Huang failed to meet its fiduciary duties to the Affiliate Entity, and violated the Rules Governing the Listing of Stocks on Shenzhen Stock Exchange (November 2018 Amendment) and Rules Governing the Listing of Stocks on Shenzhen Stock Exchange (2020 Amendment) for failure to comply with the Affiliate Entity’s internal litigation reporting procedure, and failure to timely disclose certain material litigation.

On April 1, 2022, SZSE Listed Company Governance First Division issued a Regulatory Letter to Qisen Huang and the Affiliate Entity to give notice, among other things, that Qisen Huang violated the Rules Governing the Listing of Stocks on Shenzhen Stock Exchange (2020 Amendment) for failure to provide sufficient basis for public announcement of value of lands owned by the Affiliate Entity, and failure to first release such information in designated media.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 25, 2021, the Issuer, through its wholly owned indirect subsidiary, Akumin Corp., a Delaware corporation (“Akumin Corp”; and together with the Issuer, collectively, the “Akumin Group”), as purchaser, entered into a Share Purchase Agreement (the “SPA”), with Thaihot, as seller, Thaihot Investment Company US Limited (“Thaihot US”), a wholly-owned subsidiary of Thaihot, and Alliance HealthCare Services, Inc. (“Alliance”), a wholly-owned subsidiary of Thaihot US, pursuant to which Akumin Corp acquired from Thaihot all of the issued and outstanding common stock of Thaihot US, and, as a result, indirectly acquired 100% of the common stock of Alliance (the “Transaction”). The Transaction closed on September 1, 2021. As part of the consideration for the Transaction, Akumin Group issued 14,223,570 shares of Common Stock of the Issuer to Thaihot.

ITEM 4. PURPOSE OF TRANSACTION

The Reported Persons acquired the securities reported herein for investment purposes, subject to the following:

The response to Item 3 of this Schedule 13D is incorporated by reference herein. The Common Stock acquired by the Reporting Persons were issued to Thaihot by the Issuer as part of the purchase price paid by Akumin Corp in exchange for 100% of the issued and outstanding common stock of Thaihot US, which owns 100% of the common stock of Alliance.

In connection with the Transaction, Thaihot was granted certain investor rights pursuant to the SPA, including: (1) the right to nominate an individual for election to the board of directors (the “Board”) of the Issuer (the “Seller Nominee”) as long as the Thaihot owns at least 50% of the Closing Share Consideration (as defined in the SPA); (2) the right to appoint an observer reasonably acceptable to the Issuer’s Governance Committee (the “Board Observer”) who will have the right to attend and participate in all meetings of the Board and any committees or sub-committees of the Board in a non-voting capacity, subject to certain conditions, if Thaihot owns less than 50% of the Closing Share Consideration and a Seller Nominee is not serving on the Board. Upon the closing of the Transaction, on September 1, 2021, the Board was expanded to six members, and Haichen Huang, who is the son of Qisen Huang, was appointed to the Board as the Seller Nominee.

In addition to the abovementioned arrangement, the Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the Board, members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including the Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in this Item 4, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons’ aggregate percentage of ownership is approximately 15.7% of the outstanding shares of the Issuer.

The percentages of beneficial ownership above are calculated by dividing the Reporting Persons’ response in Row 11 of their respective cover pages by 90,498,491 shares of Common Stock issued and outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2023 with the SEC.

(c) The response with respect to Item 6 of this Schedule 13D is incorporated herein by reference. Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Share Purchase Agreement

The response in Item 3 of this Schedule 13D is incorporated herein by reference. A copy of the SPA is attached hereto as Exhibit 2 and is incorporated by reference herein.

Letter Agreement

On September 1, 2021, the Issuer and Thaihot entered into that certain Letter Agreement, pursuant to which Thaihot was granted certain investor rights, including: (1) the right to nominate a Seller Nominee as long as the Thaihot owns at least 50% of the Closing Share Consideration; (2) the right to appoint a Board Observer who will have the right to attend and participate in all meetings of the Board and any committees or sub-committees of the Board in a non-voting capacity, subject to certain conditions, if Thaihot owns less than 50% of the Closing Share Consideration and a Seller Nominee is not serving on the Board. A copy of the SPA is attached hereto as Exhibit 3 and is incorporated by reference herein.

Settlement Deed and the Limited Guarantee, Share Charge, Call Option Agreement, and Custodian Arrangement in Connection Therewith

On June 2, 2022, Qisen Huang and Haitong International Products & Solutions Limited (“Haitong”), a British Virgin Islands limited liability company, and Everwin Enterprise (Hong Kong) Limited, a Hong Kong limited liability company (“Everwin”, together with Qisen Huang, collectively, “Debtors”), entered into a Deed of Settlement (the “Settlement Deed”). A copy of the Settlement Deed is attached hereto as Exhibit 4 and is incorporated by reference herein.

The Settlement Deed provides, among other things, that the Debtors will deliver to Haitong:

(i)	a limited recourse guarantee (the “Limited Guarantee”) executed by Thaihot in favor of Haitong, pursuant to which Thaihot agrees to guarantee the payment and performance of all of the Debtors’ liabilities to Haitong under the Settlement Deed, the liability of Thaihot being limit to 14,223,570 shares of Commons Stock of the Issuer, equal to all of the Common Stock of the Issuer held by Thaihot (such Common Stock, the “Shares”). The Limited Recourse Guarantee became effective as of August 4, 2022 (the “Effective Date”). A copy of the Limited Guarantee is attached hereto as Exhibit 5 and is incorporated by reference herein;

(ii)	a Pledge Agreement (the “Share Charge”) executed by Thaihot in favor of Haitong, pursuant to which Thaihot grants to Haitong a security interests with respect to the Shares. The Share Charge became effective as of the Effective Date, and additionally provides, among other things, that Thaihot will be entitled to exercise all voting power with respect to the Shares unless an Event of Default, as defined in the Share Charge has occurred and is continuing. Upon and during the continuance of the Event of Default, Thaihot’s voting rights with respect to the Shares will cease and Haitong or its nominee will be entitled to exercise all voting rights and give consents, waivers and ratifications, with respect to the Shares. A copy of the Share Charge is attached hereto as Exhibit 6 and is incorporated by reference herein;

(iii)	a Call Option Agreement (the “Call Option Agreement”), executed by Thaihot in favor of Haitong, pursuant to which Thaihot granted to Haitong a right to purchase the Shares. The Call Option Agreement became effective as of the Effective Date, and additionally provides, among other things, that (x) Haitong has the right to purchase the Shares on any date that is at least twelve months after the Effective Date; (y) the total number of Shares to be purchased by Haitong will always be less than 20% of the issued and outstanding shares of the Issuer; and (z) the Call Option Agreement and the right to purchase the Shares will automatically terminate on the earlier of (a) satisfaction in full of the Settlement Sum (as defined in the Settlement Deed) and (b) the fifth anniversary of the Effective Date. A copy of the Call Option Agreement is attached hereto as Exhibit 7 and is incorporated by reference herein.

In connection with the Settlement Deed, Thaihot and Haitong additionally agreed to a custodian arrangement, pursuant to which Thaihot agreed to transfer the Shares to Haitong International Securities Company Limited, which would act as custodian of the Shares. Thaihot will retain beneficial ownership to the Shares. The parties did not enter into a formal custodian agreement with respect to this arrangement.

The summary descriptions of the agreements and documents contained in this Item 6 are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
1	Joint Filing Agreement, dated September 5, 2022, by and among Thaihot, Tahoe, Galaxy, and Qisen Huang.
2	Share Purchase Agreement dated June 25, 2021 by and among Akumin Corp, Alliance, Thaihot US, and Thaihot (incorporated by reference to Exhibit 10.3 to the Issuer’s Amendment No. 1 to Form 10-K as annual report for the efiscal year eneded December 31, 2021, as filed with the SEC on April 12, 2022).
3

Letter Agreement dated September 1, 2021 by and between Thaihot and the Issuer (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K for the month of September 2021, as filed with the SEC on September 13, 2021).

4	Settlement Deed dated June 2, 2022 by and among Haitong, Everwin ,and Qisen Huang.
5	Form of Limited Recourse Guarantee effective as of August 4, 2022 by and between Thaihot and Haitong.
6	Form of Pledge Agreement effective as of August 4, 2022 by and between Thaihot and Haitong.
7	Form of Call Option Agreement effective as of August 4, 2022 by and between Thaihot and Haitong.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THAIHOT INVESTMENT CO., LTD

Dated: September 5, 2023	/s/ Qisen Huang
Name: Qisen Huang
Title: Director

TAHOE HEALTHCARE MANAGEMENT LIMITED

Dated: September 5, 2023	/s/ Qisen Huang
Name: Qisen Huang
Title: Director

GALAXY WEALTH INVESTMENT LIMITED

Dated: September 5, 2023	/s/ Qisen Huang
Name: Qisen Huang
Title: Director

QISEN HUANG

Dated: September 5, 2023	/s/ Qisen Huang
Name: Qisen Huang

SCHEDULE A-1

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Except as reported in Item 2(d) and (e) of this Schedule 13D, to the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Thaihot Investment Co., Ltd

Unless otherwise specified, the principal employer of each such individual is Thaihot. The business address of Thaihot is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KYI-1205 Cayman Islands.

Name	Title	Citizenship
Qisen Huang	Director	China
Li Ye	Vice President	China

Tahoe Healthcare Management Limited

Unless otherwise specified, the principal employer of each such individual is Tahoe. The business address of Tahoe is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Name	Title	Citizenship
Qisen Huang	Director	China

Galaxy Wealth Investment Limited

Unless otherwise specified, the principal employer of each such individual is Galaxy. The business address of Galaxy is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Name	Title	Citizenship
Qisen Huang	Director	China

A-1